SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 15, 2004



                                 CNOOC Limited
                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                   Form 20-F  X                   Form 40-F
                             ---------                      ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                   Yes                            No        X
                             ---------                      ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

PRESS RELEASE


       CNOOC LIMITED COMMITTED TO LONG-TERM GROWTH AND FOCUSED ON NEAR-
                          TERM OPERATION IMPROVEMENT


(Hong Kong, January 15, 2004) - CNOOC Limited (NYSE: CEO, SEHK: 883, "CNOOC" and the "Company") today announced its business strategy and development plan for the year 2004.

CNOOC's target net production volume offshore China in 2004 is approximately 118-123 million BOE (barrels of oil equivalent), while its estimated net production volume was 108 million BOE in 2003. Its Indonesian unit is expected to report a net entitlement volume of approximately 22 million BOE (at WTI US$23.7/bbl). The unit's reported volume changes in a reverse direction by approximately 500,000 BOE for every dollar change in oil prices due to the Indonesia PSC structure.

CNOOC is committed to long-term production growth although problems at two of the offshore China fields, QHD 32-6 in Bohai Bay and PY5-1/4-2 in Eastern South China Sea, are putting pressure on 2004's production growth rate. Improvements in these fields will help the Company achieve the upper end of the target. Despite the problems, the Company continues its efforts to reach the production target set earlier for 2005.

The Company's 2004 capital budget supports the commitment and reflects the magnitude of potential future production step-ups. The exploration budget in 2004 is expected to approximately double that in 2003 and reach US$270-290 million. The exploration program is designed to achieve a reserve replacement rate of 180% in 2004.

The development capital expenditure in 2004 is budgeted at US$1,600 - 1,700 million. Thirteen development projects are expected to come on stream between 2004 and 2005, of which six are expected to be completed in 2004, the biggest number of projects planned for completion within a year in the history.

Natural gas production and sales, the new growth engine for CNOOC, will continue to be one of the Company's core businesses. Completion of the acquisitions of NWS and Gorgon equity interests, together with the Tangguh project, will supply China's pioneer LNG terminals. CNOOC's grip on China's expanding LNG infrastructure could further strengthen the Company's dominance in the coastal China natural gas market.

CNOOC will continue to maintain its cost competitiveness. Even though offshore China production costs in 2003 and 2004 are experiencing upward pressure, proactive measures are in place to bring costs further down. Lifting costs are expected to step down materially in 2005.

"CNOOC Limited's winning strategies remain unchanged. We will continue to focus on achieving production growth, adding reserves through exploration and opportunistic acquisitions, developing and expanding the natural gas business to deliver solid returns to our shareholders. The fundamentals of the company remain healthy and the management is confident of the future growth of the company," commented Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company.

Presentation Slides--CNOOC Limited's Business Strategy and Growth Plan for 2004 in PDF format are available on the Company's Website www.cnoocltd.com.

Ends



Notes to Editors:

     CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 353,102 BOE (unaudited) per day for the first nine months of 2003.

CNOOC Limited is currently engaged in exploration, development and production in 4 major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,047 employees.

     CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.


*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

--------------------------------------------------------------------------------
Mr. Xiao Zongwei                 Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                    Ketchum Newscan Public Relations
Tel: +86 10 8452 1646            Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Fax: +86 10 8452 1441            Fax: 852-2510-8199
E-mail:  xiaozw@cnooc.com.cn     E-mail:  anne.lui@knprhk.com
         -------------------              -------------------
                                          carol.chan@knprhk.com
                                          ---------------------
                                          maggie.chan@knprhk.com
                                          ----------------------

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


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                                CNOOC Limited


                                                By:  /s/ Cao Yunshi
                                                     ------------------------
                                                     Name:  Cao Yunshi
                                                     Title: Company Secretary


Dated: January 19, 2004